Exhibit 4.43

Employment Agreement

This Employment Agreement (this “Agreement”) is entered into on this 16th day of September, 2009 by and between BioLineRx Ltd., a company organized under the laws of the State of Israel, with its offices at 19 Hartum Street, P.O. Box 45158, Jerusalem 91450, Israel (“BioLine”), and Mrs. Mali Zeevi, I.D. Number 032321929 with an address at 1 a Peduim Street, Hod Hasharon (the “Employee”).

WHEREAS, BioLine desires to employ the Employee and the Employee desires to enter into such employment, on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the mutual covenants and conditions hereinafter set forth, the parties agree as follows:

1.	Employment.

1.1.
The Employee shall serve in the position described in Exhibit A commencing on November 1st, 2009 (the “Commencement Date”). In the event that BioLine shall request that the Employee undergo any training or coordination with the existing controller at BioLine prior to the Commencement Date, then the consideration for such work shall be paid in Employee’s first salary.

1.2.
The Employee shall be under the direct supervision of and comply with the directives of the Chief Financial Officer (CFO) of BioLine and/or any such individual designated by BioLine at its sole discretion (the “Supervisor”). The Employee shall perform the duties, undertake the responsibilities and exercise the authority as determined from time to time by the Superviser diligently, conscientiously and in furtherance of BioLine’s best interests. Employee’s duties and responsibilities hereunder may also include other services performed for affiliates of BioLine

1.3.
During the Employment Period, Employee shall honestly, diligently, skillfully and faithfully serve BioLine, and undertakes to devote all of Employee’s efforts and the best of his/her qualifications and skills to promoting the business and affairs of BioLine, and shall at all times act in a manner suitable of his position and status in BioLine.

1.4.
The Employee agrees and undertakes to inform BioLine, immediately after becoming aware of any matter that may in any way raise a conflict of interest between Employee and BioLine. Employee shall not receive any payment, compensation or benefit from any third party in connection, directly or indirectly, with the execution of Employee’s position in BioLine.

1.5.
Employee will be employed on a full time basis. Employee shall not undertake or accept any other paid or unpaid employment or occupation or engage in any other business activity except with the prior written consent of BioLine, which shall not be unreasonably withheld. Notwithstanding the abovementioned, the Employee shall be entitled to complete ongoing tasks in Employee’s previous workplace, provided that any absences shall be coordinated with Employee’s Supervisor. Such absences shall be considered vacation days; however, they may be offset by any time worked by the Employee during the transition period prior to the Commencement Date.

1.6.
The Employee may also work outside of regular working hours and outside of regular working days, as may be required by BioLine from time to time. The Employee must obtain Supervisor’s prior approval for work in excess of the quota of overtime work hours per month set forth in Section 6 below and notify BioLine in the event that this average quota is exceeded.

M. Z
BioLine	Employee

1.7.
The parties hereby confirm that this is a personal services agreement and that the relationship between the parties hereto shall not be subject to any general or special collective employment agreement or any custom or practice of BioLine with respect to any of its other employees or contractors.

2.
Place of Performance. Employee shall be based at BioLine’s facilities in Israel or at such other place as is otherwise appropriate to the functions being performed by BioLine. Employee acknowledges and agrees that his/her position may involve significant domestic and international travel.

3.
Employee’s Representations and Warranties. Employee represents and warrants that the execution and delivery of this Agreement and the fulfillment of all its terms: (i) will not constitute a default under or conflict with any agreement or other instrument to which Employee is a party or by which Employee is bound; and (ii) do not require the consent of any person or entity. Further, with respect to any past engagement Employee may have had with third parties and with respect to any allowed engagement Employee may have with any third party during the term of his/her engagement with BioLine (for purposes hereof, such third parties shall be referred to as “Other Employers”), Employee represents, warrants and undertakes that: (a) Employee’s engagement with BioLine is and/or will not be in breach of Employee’s undertakings towards Other Employers, and (b) Employee will not disclose to BioLine, or use, in provision of any services to BioLine, any proprietary or confidential information belonging to any Other Employers. Employee further represents and warrants that: (y) he/she does not suffer from any medical condition that may prevent from complying with duties and obligations under this Agreement; (z) to Employee’s best knowledge, the employment by BioLine will not cause any hazard to Employee’s health.

4.
Proprietary Information; Confidentiality and Non-Competition. The Employee is obligated to keep all the terms and covenants of this Agreement under strict confidentiality. By executing this Agreement Employee confirms and agrees to the provisions of BioLine’s Proprietary Information, Confidentiality and Non-Competition Agreement attached as ExhibitB hereto. Employee acknowledges and confirms that all terms of his/her employment are personal and confidential, and undertakes to keep such term in confidence and refrain from disclosing such terms to any third party.

5.
Period of Employment. Employee’s employment by BioLine shall commence on the Commencement Date and shall continue for an initial period of three (3) months (the “Initial Period”) and shall then continue, unless terminated in accordance with the provisions of this Agreement (the “Employment Period”).

5.1.
Death or Disability. The Employee’s employment will terminate upon the death of the Employee, and BioLine may terminate the Employee’s employment after having established the Employee’s disability. For purposes of this Agreement, “disability” means a physical or mental infirmity which impairs the Employee’s ability to substantially perform Employee’s duties under this Agreement which continues for a period of at least ninety (90) consecutive days. Upon termination for disability, the Employee shall be entitled to severance pay required by law, in accordance with the terms of this Agreement.

5.2.	Termination at Will. Either party may terminate the employment relationship hereunder at any time by giving the other party prior written notice as set forth in Exhibit A (the “Notice Period”).

M. Z
BioLine	Employee

5.3.
Termination for Cause. In the event of a termination for Cause (as defined below), BioLine may immediately terminate the employment relationship effective as of the time of notice of the same, and without payment in lieu of prior notice. “Cause” means (i) a serious breach of trust including but not limited to theft, embezzlement, self-dealing, prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of or relating to BioLine or its affiliates, and the engaging by Employee in any prohibited business competitive to the business of BioLine; (ii) any willful failure to perform or failure to perform competently any of Employee’s fundamental functions or duties hereunder, which was not cured within thirty (30) days after receipt by Employee of written notice thereof; (iii) any breach of this Agreement by the Employee; and (iv) any other cause justifying termination or dismissal without severance payment under applicable law.

5.4.
Notice Period; End of Relations. During the Notice Period, the employment relationship hereunder shall remain in full force and effect and there shall be no change in Employee’s position with BioLine, the Salary, or in any other obligations of either party hereunder, unless otherwise determined by BioLine in a written notice to Employee, and Employee shall cooperate with BioLine and assist BioLine with the integration into BioLine of the person who will assume Employee’s responsibilities. At the option of BioLine, the Employee shall during such period either continue with Employee’s duties or remain absent from BioLine’s premises. However, BioLine, at its own discretion, may terminate this Agreement and the employment relationship at any time immediately upon a written notice and pay Employee an amount equal to the Salary referred to in Section 6 below that would have been paid to Employee during the Notice Period in lieu of the prior notice.

5.5.
Without derogating from all of BioLine’s rights according to the provisions of this Agreement and the law, upon the termination of this Agreement, BioLine shall have the right to deduct from any payment to be paid to the Employee any sum owed by the Employee to BioLine.

6.	Salary.

6.1.
BioLine shall pay or cause to be paid to the Employee during the term of this Agreement a gross salary in the amount set forth in Exhibit A per month (the “Base Salary”). Since the nature of the work precludes supervision of the Employee’s work hours and due to BioLine’s anticipation that the Employee may be required to work outside of regular working hours and outside of regular working days as stated in Section 1.5 above, BioLine agrees to pay to the Employee during the term of this Agreement a gross payment in the amount set forth in Exhibit A per month (the “Overtime Payment”) on account of forty five (45) global overtime work hours per month. The Base Salary and the Overtime Payment together shall constitute the “Salary” for purposes of this Agreement.

6.2.
The Salary will be paid no later then the 9th day of each calendar month after the month for which the Salary is paid, after deduction of any and all taxes and charges applicable to Employee, as may be in effect or which may hereafter be enacted or required by law. Employee shall notify BioLine of any change which may affect Employee’s tax liability.

7.	Insurance and Social Benefits.

The Employee shall be entitled to the following benefits:

7.1.
Manager’s insurance; Pension Fund. At the end of the Initial Period, and subject to the continued employment of Employee following the Initial Period, BioLine will insure Employee, retroactive to the Commencement Date, under a “Manager’s Insurance Scheme” or pension fund to be selected by BioLine in coordination with Employee (unless otherwise agreed to by the parties) (collectively the “Policy”), such that BioLine will pay an amount equal to 13⅓% of the Salary towards a such Policy, of which 5%shall be for pension fund payments and 8⅓% shall serve to cover severance compensation. In addition, BioLine shall deduct from the Salary an amount equal to 5% of the Salary, and forward the same to the Policy. Any tax payable in respect of such contributions to the Policy shall be borne and paid by the Employee.

M. Z
BioLine	Employee

7.2.
The Employee hereby agrees and acknowledges that all of the payments that BioLine shall make to the abovementioned Policy shall be instead of any severance pay to which the Employee or Employee’s successors shall be entitled to receive from BioLine with respect to the salary from which these payments were made and the period during which they were made, in accordance with Section 14 of the Severance Pay Law 5723-1963 (the “Law”). The parties hereby adopt the General Approval of the Minister of Labor and Welfare, published in the Official Publications Gazette No. 4659 on June 30, 1998, attached hereto as Exhibit C. BioLine hereby waives in advance any claim it has or may have to be refunded any of the payments made to the manager’s insurance policy, unless (i) the Employee’s right to severance pay is invalidated by a court ruling on the basis of Sections 16 or 17 of the Law (and in such case only to the extent it is invalidated), or (ii) the Employee withdrew funds from the manager’s insurance policy for reasons other than an “Entitling Event”. An “Entitling Event” means death, disability or retirement at the age of sixty (60) or more.

7.3.
Disability Insurance. In addition to the foregoing, during the Employment Period BioLine will bear the cost of disability insurance with an insurance company (Ovdan Kosher Avoda). The amount paid by BioLine for such insurance shall be as generally accepted, but shall not exceed 2.5% of the Salary.

7.4.
Advanced Study Fund. At the end of the Initial Period, and subject to the continued employment of Employee following the Initial Period, BioLine will maintain an advanced study fund (Keren Hishtalmut) recognized by the Israeli Income Tax Authorities, retroactive to the Commencement Date, such that BioLine and Employee shall contribute to such fund an amount equal to 7.5% of the Salary and 2.5% of the Salary, respectively. Any tax payable in respect of such contributions to such fund shall be borne and paid by the Employee. All payments and contributions of BioLine with respect to these benefits shall be limited to the Salary and up to the highest amount recognized by the tax authorities.

7.5.	Convalescence. During the Employment Period, Employee shall be entitled to receive convalescence allowance(Dmei Havra’a) pursuant to applicable law.

7.6.
Sick Leave. The Employee shall be entitled to be absent from work each year due to illness for the number of days allowed pursuant to the Sick Pay Law 5736 - 1976, and shall be entitled to fully paid sick leave upon presentation of appropriate medical documentation regarding said illness. Any amounts paid to the Employee on account of the disability insurance indicated in subsection 7.3 above, will be on account of Sick Leave payment.

7.7.
Reserve Service. During the Employment Period, BioLine shall pay the full salary of the Employee during the period of the Employee’s military reserve service. National Insurance Institute transfers in connection with such military reserved duty shall be retained by BioLine.

7.8.
Vacation. During the Employment Period, Employee shall be entitled to vacation in the number of working days per year as set forth in Exhibit A, as adjusted in accordance with applicable law. A “working day” shall mean Sunday to Thursday inclusive, and the use of said vacation days will be coordinated with BioLine. Employee shall be entitled to accumulation and redemption of vacation days in accordance with BioLine’s employees’ handbook, which may be amended from time to time in BioLine’s sole discretion.

M. Z
BioLine	Employee

7.9.
Mobile Phone. During the Employment Period, the Employee shall be entitled to receive a mobile phone. Employee shall use the mobile phone in a standard and reasonable manner, and in accordance with BioLine’s policies.

7.10.
Automobile. For purposes of performance of Employee’s duties and tasks, and during the Employment Period, BioLine shall make available to Employee a company vehicle, leased or owned by BioLine of a type to be elected by BioLine, in accordance with its policies which may be amended from time to time (the “Company Car”). Employee shall use the Company Car in accordance with BioLine’s car policy then in effect, as well as the requirements of the leasing company and the insurance company. BioLine shall bear the cost of maintenance and repairs, and any insurance deductibles for the Company Car, in accordance with its policies and the Car Agreement which will be signed between Employee and BioLine. Employee shall be liable for paying for fuel, as well as any parking and/or traffic fines received in connection herewith, and for any damages and expenses in case of negligent use of the Company Car and/or use of the Company Car not in accordance with BioLine’s applicable policies. All taxes arising out of the use of the Company Car shall be borne by Employee, and Employee acknowledges that such taxes will be withheld from Employee’s salary as required by law. Employee further acknowledges that the tax treatment of the benefit through use of the Company Car is subject to change, and any economic impact resulting from such changes will be in Employee’s sole responsibility. For the avoidance of doubt, Employee agrees and confirms that the cost of the leasing and/or the cost of the use of the Company Car shall not constitute a component of Employee’s Salary, including with regard to social benefits and/or any other right to which Employee is entitled by virtue of this Agreement or under law. The Employee shall be required to follow rules and regulations as to the usage of the Company Car as described in the “Company Car Lease Agreement” or “Car Addendum” provided to the Employee prior to receipt of the Company Car. The Company Car will remain in BioLine’s ownership, and will be returned to BioLine immediately upon termination of Employee’s employment with BioLine for any reason, as of the date of termination. The Employee shall not be entitled to use a Company Car during unpaid leaves or absences, unless specifically approved by BioLine in writing.

8.
BioLine Property. Employee acknowledges and agrees that the computer, telephone, email account and any other device providing for transmittal and storage of information, which are placed at Employee’s disposal by BioLine during the Employment Period are and shall remain the property of BioLine. Employee confirms its understanding that BioLine regularly reviews email correspondence and other information transmitted and stored by using the equipment stated above, and BioLine reserves the right to copy, store, present to others, and use such information.

9.
Expenses. Employee shall be reimbursed for all direct business expenses borne by Employee, in accordance with BioLine’s policies as determined by BioLine from time to time, provided that such expenses were approved by Employee’s Superior in advance. As a condition to reimbursement, Employee shall be required to provide BioLine with all invoices, receipts and other evidence of expenditure as may be reasonably required by BioLine from time to time.

10.
Options. Subject to the approval of the BioLine Board of Directors, Employee shall be granted options to purchase Ordinary Shares par value NIS 0.01 each of BioLine in the amount set forth in Exhibit A, to be granted pursuant to, and in accordance with, the terms and conditions of the share option plan adopted by BioLine (the “Options”).

M. Z
BioLine	Employee

11.	General.

11.1.
The laws of the State of Israel shall apply to this Agreement and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the Jerusalem Regional Labor Court. The provisions of this Agreement are in lieu of the provisions of any collective bargaining agreement, and therefore, no collective bargaining agreement shall apply with respect to the relationship between the parties hereto (subject to the applicable provisions of law).

11.2.
This Agreement constitutes the entire agreement and understanding between the parties with respect to the subject matter hereof, and supersedes all prior written or oral agreements with respect thereto. This Agreement may not be modified except by written instrument signed by a duly authorized representative of each party hereto. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party’s rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof. In the event that it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement.

11.3.
This Agreement may be assigned by BioLine. Employee may not assign or delegate his/her duties under this Agreement without the prior written consent of BioLine. This agreement shall be binding upon the heirs, successors and permitted assignees of Employee. The provisions of this Agreement shall survive the termination of the Employment Period and the assignment of this Agreement by BioLine to any successor or other assignee.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

BioLineRx Ltd.		Employee
By:	Philip Serlin
Title:	Chief Financial Officer BioLineRx LTD.	Name: Mali Zeevi

M. Z
BioLine	Employee

Exhibit A

Particulars of Employment

1.	Name of Employee:	Mali Zeevi
2.	ID No. of Employee:	032321929
3.	Address of Employee:	1a Peduim Street, Hod Hasharon
4.	Position in BioLine:	Manager of Financial Reporting
5.	Commencement Date:	November 1st, 2009
6.	Notice Period:	a. During the Initial Period - 14 days b. Following the Initial Period - 30 days
7.	Base Salary:	17,250 NIS (21,000 NIS upon the earlier of reorganization of the Finance Department in a manner mutually acceptable to the Employee and CFO, or 6 months from the Commencement Date, as applicable)
8.	Overtime Payment:	5,750 NIS (7,000 NIS upon the earlier of reorganization of the Finance Department in a manner mutually acceptable to the Employee and CFO, or 6 months from the Commencement Date, as applicable)
9.	Vacation Days Per Year:	21 days
10.	Options	40,000 options

M. Z
BioLine	Employee

Exhibit B

Proprietary Information, Confidentiality and Non-Competition Agreement

1.	General.

1.1.
All capitalized terms herein shall have the meanings ascribed to them in the Employment Agreement to which this Exhibit B is attached (the “Employment Agreement”). For purposes of any undertaking of the Employee toward BioLine, the term BioLine shall include all subsidiaries and affiliates of BioLine including its General and Limited Partners

1.2.
The Employee’s obligations and representations and BioLine’s rights under this Exhibit B (this “Agreement”) shall apply as of the Commencement Date of the employment relationship between BioLine and the Employee, and as of the first time in which Employee became engaged with BioLine, regardless of the date of execution of the Employment Agreement.

1.3.	Employees undertakings hereunder shall remain in full force and effect after termination of this Agreement or the Employment Agreement, or any renewal thereof.

2.
Employee acknowledges that he/she has received and/or may receive information of a confidential and proprietary nature regarding the activities and business of BioLine, its parent companies, subsidiaries and/or affiliates, all whether in oral, written, graphic, or machine-readable form, or in any other form, including, but not limited to, (i) patents and patent applications and related information, (ii) trade secrets and industrial secrets, and (iii) drugs, compounds, molecules, building blocks, chemical libraries, reaction protocols for chemical libraries, chemical structures, chemical design and model relationship data, chemical databases, assays, samples, media and other biological materials, procedures and formulations for producing any such materials, products, processes, ideas, know-how, trade secrets, drawings, inventions, improvements, formulas, equations, methods, developmental or experimental work, research or clinical data, discoveries, developments, designs, techniques, instruments, devices, computer software and hardware related to the current, future and/or proposed products and services, and including, without limitation, information regarding research, development, new service offerings or products, marketing and selling, business plans, forecasts, business methods, budgets, finances, licensing, collaboration and development arrangements, prices and costs, buying habits and practices, contact and mailing lists and databases, vendors, customers and clients, and potential business opportunities, and personnel (collectively, “Confidential Information”). Confidential Information may also include information furnished to BioLine by third parties, which, for purposes of this Agreement, shall all be deemed Confidential Information of BioLine. Notwithstanding the aforesaid, information that is in the public domain, through no act or omission of the Employee shall not be deemed Confidential Information. The Confidential Information and all right, title and interest therein will remain at all times the exclusive property of BioLine (or any third party entrusting its own Confidential Information to BioLine).

3.
At all times during the Employment Period and thereafter, Employee will hold all Confidential Information in strictest confidence and will not disclose, use, or make any copies thereof. Employee hereby assigns to BioLine any rights that the Employee may have or acquire in such Confidential Information and recognize that all Confidential Information shall be the sole property of BioLine and its assigns or licensors, as applicable.

M. Z
BioLine	Employee

4.
Employee represents that he/she has assigned to BioLine all inventions, original works of authorship, developments, improvements, and trade secrets which were conceived, developed, made or reduced to practice by Employee prior to the date of the this Agreement or the Commencement Date, whichever is earlier (collectively referred to as “Prior Inventions”), in which Employee has or purports to have any ownership interest in or a license to use, and which relate to BioLine’s current or proposed business, products or research and development.

5.
Employee will promptly disclose and describe to BioLine all inventions, improvements, designs, concepts, techniques, methods, processes, know how, and trade secrets, whether or not patentable, copyrightable or protectible as trade secrets that are made, developed, conceived or first reduced to practice or created by Employee, whether alone or jointly with others, during the provision of Consulting Services (i) which relate to BioLine’s business or actual or demonstrably anticipated research or development, (ii) which are developed in whole or in part on BioLine’s time or with the use of any of BioLine’s Confidential Information or other information, equipment, supplies, facilities or trade secret information, or (iii) which result directly or indirectly from any work performed by Employee for BioLine (the “Inventions”, and each an “Invention”).

6.
Employee hereby assigns and agrees to assign in the future (when any such Inventions or Proprietary Rights (defined below) are first reduced to practice or first fixed in a tangible medium, as applicable) to BioLine or its designee(s) all of Employee’s right, title and interest in and to any and all Inventions (and all Proprietary Rights with respect thereto) whether or not patentable or registerable under copyright or similar statutes. Employee further specifically assigns to BioLine all original works of authorship, including any related moral rights, which are made by the Employee (solely or jointly with others) during the Employment Period which are protectable by copyright pursuant to applicable copyright law. Employee also agrees to assign all of his/her right, title and interest in and to any particular Invention to any third party, including without limitation government agency, as directed by BioLine.

The term “Proprietary Rights” shall mean: (i) patents, whether in the form of utility patents or design patents and all pending applications for such patents; (ii) trademarks, trade names, service marks, designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same; (iii) copyrights or copyrightable material, including moral rights, including but not limited to books, articles and publications, whether or not registered, and all pending applications for registration of the same; and (iv) all other intellectual property rights throughout the world.

7.
Employee will assist BioLine in every proper way to obtain, and from time to time enforce, any Proprietary Rights relating to any Inventions in any and all countries. To that end Employee will execute, verity and deliver such documents and perform such other acts (including appearances as a witness) as BioLine may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. In addition, Employee will execute, verify and deliver assignments of such Proprietary Rights to BioLine or its designee. Employee’s obligation to assist BioLine with respect to Proprietary Rights relating to any such Inventions in any and all countries shall continue indefinitely beyond termination of the Employment Period for any reason (the “Termination Date”), but BioLine shall compensate Employee at a reasonable rate after the Termination Date for the time actually spent by Employee at BioLine’s request on such assistance.

M. Z
BioLine	Employee

8.
In the event that BioLine is unable for any reason, after reasonable effort, to secure Employee’s signature on any document needed in connection with the actions specified in the preceding paragraph, Employee hereby irrevocably designates and appoints BioLine and its duly authorized officers and agents as Employee’s agent and attorney in fact, which appointment is coupled with an interest, to act for and in Employee’s behalf to execute, verify and file any such documents and to do all other lawfully permitted acts to further the purposes of the preceding paragraph with the same legal force and effect as if executed by the Employee. Employee hereby waives and holds BioLine harmless from any and all claims, of any nature whatsoever, which Employee now or may hereafter have for infringement of any Proprietary Rights assigned hereunder to BioLine.

9.
Employee agrees to keep and maintain adequate and current records (in the form of notes, sketches, drawings and in any other form that may be required by BioLine) of all Confidential Information developed by the Employee and all Inventions made by the Employee during the Employment Period to BioLine, which records shall be available to and remain the sole property of BioLine at all times.

10.
During the Employment Period, Employee will not improperly use or disclose any confidential information or trade secrets, if any, of any former employer or any other person to whom Employee has an obligation of confidentiality, and Employee will not bring onto the premises of BioLine any unpublished documents or any property belonging to any former employer or any other person to whom Employee has an obligation of confidentiality unless consented to in writing by that former employer or person.

11.
Upon the earlier of (i) a written request by BioLine; or (ii) the expiration or termination of the employment, Employee shall promptly return to BioLine all Confidential Information, together with any and all copies or excerpts thereof and any and all other information directly or indirectly derived therefrom. Return or destruction of the Confidential Information as required hereunder shall not affect Employee’s remaining obligations pursuant to this Agreement.

12.	Non Competition; Non Solicitation.

12.1.
In consideration of Employee’s terms of employment, which include special compensation for Employee’s undertakings under this Section 12, and in order to enable BioLine to effectively protect its Proprietary Information, Employee undertakes that during the Employment Period and for a period of twelve (12) months from the Termination Date, Employee will not directly or indirectly: (i) carry on or hold an interest in any company, venture, entity or other business (other than a minority interest in a publicly traded company) which directly competes with the products or services of BioLine, (a “Competing Business”) (including, without limitation, as a shareholder); (ii) act as a consultant or employee or officer or in any managerial capacity in a Competing Business, or supply in direct competition with BioLine services to any person who, to Employee’s knowledge, was provided with services by BioLine any time during the twelve (12) months immediately prior to the Termination Date; (iii) solicit, canvass or approach or endeavor to solicit, canvass or approach any person who, to Employee’s knowledge, was provided with services by BioLine at any time during the twelve (12) months immediately prior to the Termination Date, for the purpose of offering services or products which directly compete with the services or products supplied by BioLine at the Termination Date; or (iv) employ, solicit or entice away or endeavor to solicit or entice away from BioLine any person employed by BioLine any time during the twelve (12) months immediately prior the Termination Date with a view to inducing that person to leave such employment and to act for another employer in the same or a similar capacity.

M. Z
BioLine	Employee

12.2.
Insofar as the protective covenants set forthin this Agreement are concerned, Employee specifically acknowledges, stipulates and agrees as follows: (i) the protective covenants are reasonable and necessary to protect the goodwill, property and Proprietary Information of BioLine, and the operations and business of BioLine; and (ii) the time duration of the protective covenants is reasonable and necessary to protect the goodwill and the operations and business of BioLine, and does not impose a greater restrain than is necessary to protect the goodwill or other business interests of BioLine. Nevertheless, if any of the restrictions set forth in this Agreement is found by a court having jurisdiction to be unreasonable or overly-broad as to geographic area, scope or time or to be otherwise unenforceable, the parties intend for the restrictions set forth in this Agreement to be reformed, modified and redefined by such court so as to be reasonable and enforceable and, as so modified by such court, to be fully enforced.

13.
Employee represents that Employee’s performance of all the terms of the Employment Agreement and this Agreement does not and will not breach any agreement to keep in confidence information acquired by Employee in confidence or in trust prior to Employee’s relationship with BioLine. Employee has not entered into, and agrees that he/she will not enter into, any agreement either written or oral in conflict herewith.

14.	Employee hereby consents that in the event that the Employee leaves the employ of BioLine. Employee shall notify any new employer of Employee’s rights and obligations under this Agreement.

15.
Employee acknowledges that any violation or threatened violation of this Agreement may cause irreparable injury to BioLine, entitling BioLine to seek injunctive relief in addition to all other legal remedies.

16.
Employee recognizes and agrees that: (i) this Agreement is necessary and essential to protect the business of BioLine and to realize and derive all the benefits, rights and expectations of conducting BioLine’s business; (ii) the area and duration of the protective covenants contained herein are in all things reasonable; and (iii) good and valuable consideration exists under the Employment Agreement, for Employee’s agreement to be bound by the provisions of this Agreement.

17.	The General terms of the Employment Agreement (Section 11) shall apply to this Agreement, mutatis mutandis.

18.	EMPLOYEE ACKNOWLEDGES THAT HE/SHE HAS READ THIS AGREEMENT CAREFULLY, UNDERSTANDS ITS TERMS, AND HAS BEEN GIVEN THE OPPORTUNITY TO DISCUSS IT WITH INDEPENDENT LEGAL COUNSEL.

M. Z
BioLine	Employee

Exhibit C

General Approval Regarding Payments by Employers to a Pension Fund and Insurance Fund in lieu of Severance Pay under the Severance Pay Law 5723-1963

By virtue of my power under Section 14 of the Severance Pay Law, 5723-1963 (hereinafter: the “Law”), I certify that payments made by an employer commencing from the date of the publication of this approval for the sake of his employee to a comprehensive pension provident fund that is not an insurance fund within the meaning set forth in the Income Tax Regulations (Rules for the Approval and Conduct of Provident Funds), 5724-1964 (hereinafter: the “Pension Fund”) or to managers’ insurance which includes the possibility to receive annuity payments under an insurance fund as aforesaid, (hereinafter: the “Insurance Fund”), including payments made by the employer by a combination of payments to a Pension Fund and an Insurance Fund (hereinafter: “Employer’s Payments”), shall be made in lieu of severance pay due to said employee with respect to the salary from which said payments were made and for the period they were paid (hereinafter: the “Exempt Salary”), provided that all the following conditions are fulfilled:

(1)      The Employer’s Payments —

(a)      to the Pension Fund are not less than 14⅓% of the Exempt Salary or 12% of the Exempt Salary if the employer pays, for the sake of his employee, in addition thereto, payments to supplement severance pay to a severance pay provident fund or to an Insurance Fund in the employee’s name, in the amount of2⅓%of the Exempt Salary. In the event that the employer has not paid the above mentioned2⅓%in addition to said 12%, his payments shall come in lieu of only 72% of the employee’s severance pay;

(b)     to the Insurance Fund are not less than one of the following:

(i)      13⅓% of the Exempt Salary, provided that, in addition thereto, the employer pays, for the sake of his employee, payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount equivalent to the lower of either an amount required to secure at least 75% of the Exempt Salary or in an amount of2½%of the Exempt Salary (hereinafter: “Disability Insurance Payment”);

(ii)     11% of the Exempt Salary, if the employer paid, in addition, the Disability Insurance Payment; and in such case, the Employer’s Payments shall come in lieu of only 72% of the employee’s severance pay. In the event that the employer has made payments in the employee’s name, in addition to the foregoing payments, to a severance pay provident fund or to an Insurance Fund in the employee’s name, to supplement severance pay in an amountof 2⅓%of the Exempt Salary, the Employer’s Payments shall come in lieu of 100% of the employee’s severance pay.

(2)      No later than three months from the commencement of the Employer’s Payment, a written agreement was executed between the employer and the employee, which includes:

(a)      the employee’s consent to an arrangement pursuant to this approval, in an agreement specifying the Employer’s Payments, the Pension Fund and the Insurance Fund, as the case may be; said agreement shall also incorporate the text of this approval;

(b)      an advance waiver by the employer of any right which he may have to a refund of monies from his payments, except in cases in which the employee’s right to severance pay was denied by a final judgment pursuant to Section 17 of the Law, and in such a case or in cases in which the employee withdrew monies from the Pension Fund or Insurance Fund, other than by reason of an entitling event; for these purposes an “Entitling Event” means death, disability or retirement at or after the age of 60.

(3)      This approval shall not derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement with respect to compensation in excess of the Exempt Salary.

15th Sivan 5758 (June 9th, 1998).

M. Z
BioLine	Employee

Modi’in Technology Park 2 HaMa’ayan Street Modi’in 7177871, Israel Phone: 972-8-642-9100 Fax: 972-8-642-9101 web: www.BioLineRx.com

October 10, 2016

To: Mali Zeevi

Re: Change of Employment Terms

Dear Mali,

This is to confirm that the Board of Directors has approved the following changes in your Employment Agreement dated September 16, 2009 (the “Agreement”), beginning October 10, 2016:

-          you have been appointed as Chief Financial Officer of the Company; and
-          your total Salary as defined in your Employment Agreement will be increased to NIS 42,000 per month.

All other terms of your Agreement will remain the same.

Please indicate your confirmation of the foregoing by signing below where indicated and returning a copy to BioLine.

We appreciate your continued contributions to the Company.

Sincerely,

/s/ Philip Serlin
Chief Executive Officer
BioLineRx Ltd.

Confirmed:

/s/ Mali Zeevi